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                   [CANWEST GLOBAL COMMUNICATIONS CORP. LOGO]

                                  NEWS RELEASE
For Immediate Release
October 17, 2004

                     CANWEST'S NEW ZEALAND OPERATIONS REPORT
                       55% EBITDA INCREASE IN FISCAL 2004

                EBITDA more than double at television operations

WINNIPEG: CanWest Global Communications Corp. announced today that its New Zealand subsidiary, CanWest MediaWorks (NZ) Limited, reported a 55% improvement in its consolidated earnings before interest, tax, depreciation and amortization (EBITDA) for the fiscal year ending August 31, 2004. CanWest MediaWorks NZ reported consolidated EBITDA of NZ$60.9 million in fiscal 2004, excluding costs related to its July 2004 IPO compared to NZ$39.1 million for the previous fiscal year. Consolidated revenues increased by 8% to NZ$228.7 million in F2004 from NZ$212.1 million in fiscal 2003. CanWest owns a 70% interest in CanWest MediaWorks NZ, which publicly listed on the New Zealand Stock Exchange in July 2004.

In Canadian dollar terms, CanWest MediaWorks NZ's consolidated revenues increased approximately 16% from $168.5 million in fiscal 2003 to approximately $195.0 million in the current year. Consolidated EBITDA increased 64% from $30.7 million last year to approximately $50.6 million in fiscal 2004.

Brent Impey, CEO of CanWest MediaWorks NZ, credited the strong New Zealand economy and solid advertising market for the increase in revenues at both the company's radio and television operations, but cited a financially disciplined management team for delivering the outstanding EBITDA results. "RadioWorks' performance was rock solid and is a reflection of the strength of our radio brands and their careful market positioning," said Impey. EBITDA for RadioWorks was up 25% to NZ$32.4 million from NZ$25.9 million the previous year.

"TVWorks had an outstanding twelve months, reporting a 120% EBITDA improvement to NZ$29.2 million, up from NZ$13.2 million in the previous year," he continued. These results were based upon a revenue increase of 6% to NZ$127.1 million from NZ$119.9 million the year earlier.

Impey pointed to the spectacular turnaround at TVWorks' youth-oriented, music-themed channel -- C4 -- which went from a NZ$7.1 million EBITDA loss in fiscal 2003, when it was previously branded TV4, to a modest profit position in fiscal 2004. "The success at C4 is a reflection of the endorsement of the brand from both the target audience of 15 to 29 year old New Zealanders and the advertisers who are trying to reach them."

Impey also pointed out that TVWorks' main channel, TV3, also reported significant EBITDA improvement over the course of the year, increasing 41% to NZ$28.7 million from NZ$20.4 million. "TVWorks financial success is based upon a number of factors including a strong showing from our news franchise, 3 News, as well as an increase in total audience among the target demographic of 18-49 year olds, who are drawn to hit programs such as the CSI:Crime Scene Investigation and its popular spin-off CSI:Miami," added Impey. TV3 has also secured the rights to the CSI: New York for the 2005 season.

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Leonard Asper, President and CEO of CanWest Global Communications Corp., said the outstanding results, coming on the heels of the successful IPO of CanWest MediaWorks NZ, can only further the market demand for New Zealand's leading publicly-traded media company and underscore the strategy of taking the company public. "The performance of our New Zealand operations is another in a steady stream of positive reports coming from our operations in the South Pacific, which are likely to continue into the new fiscal year," said Asper. "Looking ahead we see continued growth in New Zealand, with further strengthening ratings and ad share at TV3 and C4, and increased market share at RadioWorks with the addition of an FM frequency in the Auckland market."

This news release contains comments or forward-looking statements that are based largely upon the Company's current expectations and are subject to certain risks, trends and uncertainties. These factors could cause actual future performance to vary materially from current expectations. The Company may not update or revise any forward-looking statements or comments, whether as a result of new information, future events or otherwise.

CanWest Global Communications Corp. (NYSE: CWG; TSX: CGS.S and CGS.A, www.CanWestglobal.com), an international media company. CanWest is Canada's largest media company. In addition to owning the Global Television Network, CanWest is Canada's largest publisher of daily newspapers, and also owns, operates and/or holds substantial interests in conventional television, out-of-home advertising, specialty cable channels, Web sites and radio networks in Canada, New Zealand, Australia and Ireland.

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  For further information contact:
  Geoffrey Elliot
  Vice President, Corporate Affairs
  Tel: (204) 956-2025
  Fax: (204) 947-9841